FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – EMTN Notes and Tender Offer	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Today Telefónica, S.A. (“Telefónica”), through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., under its Guaranteed Euro Medium Term Note Programme (EMTN Programme) filed with the Financial Services Authority (FSA) in London on June 12, 2012, has launched an issue of Notes in the Euro market, guaranteed by Telefónica, amounting 1,000 million euro ( “The Notes”).

These Notes, due on March 26, 2021 pay an annual coupon of 3.961%, having fixed the issue price at 100% of its nominal value.

The settlement and closing date is scheduled for execution on March 27, 2013.

Barclays Bank plc (“Barclays”) has announced today a tender offer to purchase notes from the below instruments according to the Barclays Tender Offer Memorandum dated March 14, 2013. Telefónica will exchange with Barclays any note purchased, through the aforementioned tender offer, for Notes issued on March 27, 2013.

Notes issued by Telefónica Emisiones, S.A.U guaranteed by Telefónica:

•	Issue of 1,400,000,000 euro with a coupon of 3.406% and maturity date on March 24, 2015 (ISIN code XS0494547168).

•	Issue of 1,000,000,000 euro with a coupon of 4.967% and maturity date on February 3, 2016 (ISIN code XS0696856847).

•	Issue of 1,500,000,000 euro with a coupon of 5.496% and maturity date on April 1, 2016 (ISIN code XS0419264063).

Furthermore, Telefónica, also through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., has submitted today a cash tender offer to the noteholders of its 500,000,000 sterling pounds instrument, with a coupon of 5.888% and maturity date on January 31, 2014 (ISIN code XS0279928385). The settlement of this transaction is expected to take place on March 26, 2013, once the offer period set forth in the Telefónica Tender Offer Memorandum dated March 14, 2013 has expired.

Madrid, March 14, 2013.

DISCLAIMER

“This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful -including but not limited to the United States, Australia, Canada or Japan-.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 14th , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors